Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

In this report, as used herein, and unless the context suggests otherwise, the terms “ZK” “Company” “we” “us” or “ours” refer to the combined business of ZK International Group Co., Ltd., its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed with the Securities and Exchange Commission on February 9, 2021 (the “2020 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2020 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2020 Annual Report.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For the Six Months Ended March 31,
	2021	2020
Revenues	$42,168,823	$40,169,585
Cost of sales	(37,461,065)	36,963,308
Gross profit	4,707,758	3,206,277

Operating expenses:
Selling and marketing expenses	2,769,264	961,513
General and administrative expenses	1,166,210	1,272,675
Research and development costs	2,419,355	630,692
Total operating expenses	6,354,829	2,864,880

Operating Income (loss)	(1,647,071)	341,397

Other income (expenses):
Interest expenses	(528,598)	(424,463)
Interest income	9,543	3,003
Other income (expenses), net	325,539	170,391
Total other income (expenses), net	(193,516)	(251,069)

Income (Loss) before income taxes	(1,840,587)	90,328

Income tax provision	(76,306)	-

Net income (loss)	$(1,916,893)	$90,328
Net income (loss) attributable to non-controlling interests	(1,334,346)	(2,500)

Net income (loss) attributable to ZK International Group Co., Ltd.	$(582,547)	$87,828

Net income (loss)	$(1,916,893)	$90,328

Other comprehensive income:
Foreign currency translation adjustment	1,863,153	414,042

Total comprehensive income (loss)	(53,740)	504,370
Comprehensive income (loss) attributable to non-controlling interests	(1,315,874)	5,098
Comprehensive income attributable to ZK International Group Co., Ltd.	1,262,134	499,272

Basic and diluted earnings per share
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Weighted average number of shares outstanding
Basic	19,243,252	16,528,037
Diluted	21,743,252	16,528,037

Revenue

Revenue increased by $1,999,238 or 4.98%, to $ 42,168,823 for the six months ended March 31, 2021 from $40,169,585 for the six months ended March 31, 2020. The increase in revenues was primarily driven by our increased sales of stainless steel coil and strip as compared to our stainless steel piping and fitting products. During six months ended March 31, 2021, the sales of stainless steel coil and strip accounts for approximately 53.85% of our total revenue, as compared to 50.84%of our total revenue during six months ended March 31, 2020.

Gross profit

Our gross profit increased by $1,501,481, or 46.83%, to $4,707,758 for the six months ended March 31, 2021 from $3,206,277 for the six months ended March 31, 2020. Gross profit margin was 11.16% for the six months ended March 31, 2021, as compared to 7.98%% for the six months ended March 31, 2020. The increase of gross profit was primarily due to increased weighted average selling prices of our water and gas piping products as the result of domestic demand recovery of construction materials and piping infrastructure. The gross profit of stainless steel coil products is approximately 0.21% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 23.75% during six months ended March 31, 2021.

Selling and Marketing Expenses

We incurred $2,769,264 in selling and marketing expenses for the six months ended March 31, 2021, compared to $961,513 for the six months ended March 31, 2020. Selling and marketing expenses increased by $1,807,751, or 188.01%, during the six months ended March 31, 2021 compared to the six months ended March 31, 2020. This increase is primarily due to stock-based marketing expenses we paid to third party for the marketing and promoting services provided to xSigma Corporation, a subsidiary of the Company. On February 15, 2021, ZK entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing services for the business development of xSigma Corporation, including website development, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant 250,000 ordinary shares of the Company. The shares are valued at $3.58/share.

General and Administrative expenses

We incurred $1,166,210 in general and administrative expenses for the six months ended March 31, 2021, compared to $1,272,675 for the six months ended March 31, 2020. General and administrative expenses decreased by $106,465, or 8.37%, for the six months ended March 31, 2021 compared to the same period in 2020. The slight decrease is primarily due to decrease in travelling expenses and administrative staff salary.

Research and Development Expenses

We incurred $2,419,355 in research and development expenses for the six months ended March 31, 2021, compared to $630,692 for the six months ended March 31, 2020. R&D expenses increase by $1,788,663, or 283.60%, for the six months ended March 31, 2021 compared to the same period in 2020. The significant increase was primarily due to the expenses we paid to our various subsidiaries to to develop a DeFi exchange, a cryptocurrency trading platform, and an NFT platform.

Income from operations

As a result of the factors described above, especially our expanded operations, increase of research and development expenses and consulting share issuances, we incurred operating loss of $1,647,071 for the six months ended March 31, 2021, compared to operating income of $341,397 for the six months ended March 31, 2020, an decrease of operating income of $1,988,468.

Other income and expenses

Our interest income and expenses were $9,543 and $528,598, respectively, for the six months ended March 31, 2021, compared to interest income and expenses of $3,003 and $424,463, respectively, for the six months ended March 31, 2020. The increase of interest expense is primarily due to the increase of bank loan incurred during fiscal half year of 2021. Other income mainly consists of government grant for financial support to the Company under local government’s innovation incentive programs.

Net Income

As a result of the factors described above, especially our expanded operations, increase of research and development expenses and consulting share issuances, we incurred net loss of $1,916,893 for the six months ended March 31, 2021, compared to net profit of $90,328 for the six months ended March 31, 2020, a decrease in profit of $2,007,221.

Foreign currency translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the six months ended March 31, 2021 was $1,863,153, compared to a currency translation gain of $414,042 for the six months ended March 31, 2020, an increase of $1,449,111. The increased gain is primarily due to the appreciation of RMB against the U.S. dollars.

Liquidity and Capital Resources

As of March 31, 2021 and 2020, we had cash and cash equivalents of $23,792,863 and $1,392,405 respectively. The significant increase of cash in 2021 fiscal half year is primarily attributable to our financing activities as result of a series of stock issuances to fund our operations and expansion. We believe that our current cash, cash to be generated from our operations and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we may need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Cash Flow Summary

	For the Six Months Ended March 31,
	2021	2020
Net cash used in (provided by) operating activities	$(4,234,329)	$1,070,999
Net cash provided by (used in) investing activities	57,857	(574,050)
Net cash provided by (used in) financing activities	23,823,569	(2,614,615)
Effect of exchange rate changes on cash	386,231	58,933
Net increase (decrease) in cash	$20,033,328	$(2,058,733)

Operating activities

Net cash used in operating activities was approximately $4.23 million for the six months ended March 31, 2021, as compared to net cash provided by was approximately $1.07 million for the six months ended March 31, 2020.

Net cash used in operating activities for the six months ended March 31, 2021 was mainly due to the increase of advance to suppliers of approximately $9.05 million as a result of our advance payment to certain suppliers to order raw materials, decrease of accounts payable of approximately $4.38 million, decrease of accrued expenses and other current liabilities of approximately $2.08 million, partially offset by the decrease of accounts receivable of approximately $6.76 million, increase of advance from customers of approximately $2.91 million and decrease of other receivables of approximately $2.42 million.

Net cash provided by operating activities for the six months ended March 31, 2020 was mainly due to the decrease of inventory of approximately $2.56 million as a result of our sales initiative to sell certain products on discount to decrease inventory level and strengthen cash flow, and the increase of accrued expenses and other current liabilities of approximately $0.26 million. The net cash provided by operating activities was mainly offset by the decrease of accounts payable of approximately $2.00 million.

Investing activities

Net cash provided by investing activities was approximately $0.06 million for the six months ended March 31, 2021, as compared to approximately $0.57 million for the six months ended March 31, 2020.

Net cash provided by investing activities for the six months ended March 31, 2021 was mainly due to purchases of equipment of approximately $0.06 million.

Net cash used in investing activities for the six months ended March 31, 2020 was mainly due to purchases of equipment and transportation vehicles of approximately $0.61 million.

Financing activities

Net cash provided by financing activities was approximately $23.82 million for the six months ended March 31, 2021, as compared to approximately $2.61million for the six months ended March 31, 2020.

Net cash provided by financing activities for the six months ended March 31, 2020 was mainly due to financing through stock offering and warrants exercise of approximately $27.34 million, and net proceeds from short-term bank loans of approximately $0.35 million. The net cash provided by financing activities was mainly offset by cash advance to related parties of approximately $2.88 million which was subsequently repaid by the related parties, and repayment of related party payables of approximately $1.14 million.

Net cash used in financing activities for the six months ended March 31, 2020 was mainly due to loan repayment to related parties of approximately $1.47 million, and cash advance to related parties of approximately $1.95 million which was subsequently repaid by the related parties. The net cash used in financing activities was mainly offset by net proceeds from short-term bank loans of approximately $0.72 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.